UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

January 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 593,920,753 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 593,920,753
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 593,920,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), (i) 486,258,185 are held in the form of 97,251,637 American Depositary Shares (“ADSs”), (ii) 54,859,380 are held in the form of Common Shares, (iii) 47,239,197 are “Excess New Common Shares” (as defined below) to be issued in the form of 9,447,839 ADS, and (iv) 5,563,991 are “Excess New Common Shares.” Pursuant to the rights offering being conducted by the issuer (the “Rights Offering”), the issuer is expected to issue the Excess New Common Shares on or about January 24, 2019. “Excess New Common Shares” has the meaning specified in the prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (“SEC”) by the issuer pursuant to Rule 424(b)(2) on November 13, 2018, as amended, related to the Rights Offering.
(2)

Based upon 3,849,752,553 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019), (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering, and (v) 52,803,188 Excess New Common Shares to be issued to the Reporting Persons (other than Mr. Tananbaum) on or about January 24, 2019.)

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 593,920,753 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 593,920,753
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 593,920,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, (i) 486,258,185 are held in the form of 97,251,637 ADSs, (ii) 54,859,380 are held in the form of Common Shares, (iii) 47,239,197 are Excess New Common Shares to be issued in the form of 9,447,839 ADS, and (iv) 5,563,991 are Excess New Common Shares. Pursuant to the Rights Offering, the issuer is expected to issue the Excess New Common Shares on or about January 24, 2019.
(2)

Based upon 3,849,752,553 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019), (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering, and (v) 52,803,188 Excess New Common Shares to be issued to the Reporting Persons (other than Mr. Tananbaum) on or about January 24, 2019).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,231,525 (1)
	8.	SHARED VOTING POWER: 593,920,753 (2)
	9.	SOLE DISPOSITIVE POWER: 1,231,525
	10.	SHARED DISPOSITIVE POWER: 593,920,753
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 595,152,278
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (3)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, (i) 538,925 are held in the form of 107,785 ADSs, and (ii) 692,600 are Excess New Common Shares to be issued in the form of 138,520 ADSs.
(2)	Of this amount of Common Shares, (i) 486,797,110 are held in the form of 97,359,422 ADSs, (ii) 54,859,380 are held in the form of Common Shares, (iii) 47,931,797 are Excess New Common Shares to be issued in the form of 9,586,359 ADS, and (iv) 5,563,991 are Excess New Common Shares. Pursuant to the Rights Offering, the issuer is expected to issue the Excess New Common Shares on or about January 24, 2019.
(3)	Based upon 3,850,445,153 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the prospectus filed by the issuer with the SEC on November 13, 2018), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019), (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering on the terms and subject to the conditions specified in the Prospectus, and (v) 53,495,788 Excess New Common Shares to be issued to the Reporting Persons on or about January 24, 2019).

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018 and Amendment No. 2 filed on November 28, 208 (the “Original Schedule 13D”, and together with Amendment No. 3, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by and supplemented by adding the following:

“On December, 26, 2018 certain of the Funds and Managed Accounts exercised ADS Rights to subscribe for 53,537,757 Common Share ADSs. On December 26, 2018 Mr. Tananbaum exercised ADS Rights to subscribe for 107,785 Common Share ADSs. On January 4, 2019 certain of the Funds and Managed Accounts exercised Share Rights to subscribe for 31,529,274 Common Shares.

On January 11, 2019, the Issuer announced that 1,530,457,356 initial New Common Shares (as defined in the Prospectus) had been subscribed for in the Rights Offering and 91,322,933 Excess New Common Shares (as defined in the Prospectus) had been subscribed for in the Rights Offering. According to the Issuer, 1,530,457,356 initial New Common Shares were issued on or about January 16, 2019. Pursuant to the terms of the Rights Offering, the Funds and Managed Accounts will receive 53,537,757 Common Share ADSs (representing 267,688,785 newly issued Common Shares) and 31,529,280 Common Shares, and Mr. Tananbaum will receive 107,785 Common Share ADSs (representing 538,925 Common Shares).

In addition, pursuant to the terms of the Rights Offering, the Funds and Managed Accounts requested to subscribe for up to 47,239,197 Excess Common Shares (as defined in the Prospectus) in the form of 9,447,839 Common Share ADSs and 5,563,991 Excess Common Shares in the form of Common Shares, and Mr. Tananbaum requested to subscribe for up to 692,600 Excess Common Shares in the form of 138,520 Common Share ADSs. On January 11, 2019, the Issuer announced that all requests for Excess Common Shares would be fulfilled, and that the Excess Common Shares will be issued on or about January 24, 2019.

The price per Common Share in the Rights Offering was R$1.24. The price per Common Share ADS in the Rights Offering was US$1.592439.”

ITEM 5.	Purpose of Transaction.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based upon 3,850,445,153 Common Shares outstanding (composed of (i) 2,262,901,279 Common Shares outstanding as of October 31, 2018 (according to the Prospectus), (ii) the issuance of 3,314,745 Common Shares on December 6, 2018 (according to the Form 6-K filed by the issuer with the SEC on December 5, 2018), (iii) the issuance of 275,985 Common Shares on January 7, 2019 (according to the Form 6-K filed by the issuer with the SEC on January 4, 2019), (iv) 1,530,457,356 Common Shares issued by the issuer on January 16, 2019 pursuant to the Rights Offering on the terms and subject to the conditions specified in the Prospectus, and (v) 53,495,788 Excess New Common Shares to be issued to the Reporting Persons on or about January 24, 2019).

(c)

The information in Item 3 and Item 4 is incorporated herein by reference.

On January 16, 2019 certain of the Funds and Managed Accounts sold an aggregate of 16,693,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.33846 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.30 to BRL 1.36.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the paragraphs of this Item 5(c).

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2019

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum